DiDi Global Inc.

No. 1 Block B, Shangdong Digital Valley

No. 8 Dongbeiwang West Road

Haidian District, Beijing

People’s Republic of China

May 2, 2022 VIA EDGAR Ms. Mara Ransom Mr. Donald Field Division of Corporate Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:   Didi Global Inc. (the “Company”)

Form 6-K

Furnished April 18, 2022

File No. 001-40541

Dear Ms. Ransom and Mr. Field:

This letter sets forth the Company’s responses to the comments contained in the letter dated April 27, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 6-K furnished with the Commission on April 18, 2022 (the “Form 6-K”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto.

Form 6-K Furnished April 18, 2022

General

1.	We note the Company’s announcement of its intentions to hold an extraordinary general meeting of shareholders on May 23, 2022. We also note the Company’s associated press release, attached as Exhibit 99.1, which states that the “[t]he Company is in full cooperation with the cybersecurity review in China” and that the Company intends “to organize a shareholders meeting to vote on the voluntary delisting of the Company’s American Depositary Shares… from the New York Stock Exchange… as soon as practicable, and that in order to better cooperate with the cybersecurity review and rectification measures, the Company will not apply for listing of its shares on any other stock exchange before completion of the Delisting.” Revise to elaborate upon these statements to explain the following:

1

Securities and Exchange Commission

May 2, 2022

•	Discuss in greater detail the status of the Company’s cybersecurity review to include details regarding the specific rectification measures required to fully cooperate with such review and how delisting satisfies those measures.

Since the Company’s listing on the NYSE on June 30, 2021, the PRC government has promulgated a series of new laws and regulations on cybersecurity, data security, personal privacy and overseas listing, which establish higher compliance standards for China-based issuers, including the Company, with respect to various aspects such as cybersecurity, data security, cross-border data transmission, personal privacy and overseas listing. These laws and regulations mainly include:

The Cybersecurity Review Measures amended on December 28, 2021 and effective on February 15, 2022

The Cybersecurity Review Measures promulgated by the Cybersecurity Administration of China, or the CAC, and certain other PRC regulatory authorities, were amended on December 28, 2021 and came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, the Cybersecurity Review Measures stipulate that an online platform operator holding the personal information of more than one million users’ shall be subject to cybersecurity review by the CAC before listing abroad.

The Data Security Law promulgated on June 10, 2021 and effective on September 1, 2021

The Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the Data Security Law on June 10, 2021 in order to regulate data processing activities conducted in China and the security of such activities. This law became effective on September 1, 2021. The Data Security Law established a national data security review mechanism, pursuant to which China will conduct a review of any data processing activity that affects or may affect national security.

The Personal Information Protection Law promulgated on August 20, 2021 and effective on November 1, 2021

The SCNPC promulgated the Personal Information Protection Law on August 20, 2021, and it came into effect on November 1, 2021. The Personal Information Protection Law emphasizes the importance of the obligation and responsibility that personal information processors have in protecting personal information, and provides specific requirements for the collection, use and storage of personal information, in order to avoid leakage, theft and tampering with personal data.

Securities and Exchange Commission

May 2, 2022

The Regulations on Network Data Security Management (Draft for Comment) circulated on November 14, 2021

The CAC circulated the Regulations on Network Data Security Management (Draft for Comment) on November 14, 2021, which provide that data processors shall comply with certain requirements in the ordinary course of business and apply for data security review under certain specified circumstances, including where data processors processing personal information of more than one million users contemplate listing their securities on a foreign stock exchange. Aside from this, the draft regulations also impose additional special obligations on important data processors and internet platform operators, such as requiring them to conduct a data security evaluation prior to their listing abroad. As of the date hereof, the draft regulations have not been formally adopted.

The Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both circulated on December 24, 2021

The China Securities and Regulatory Commission, or the CSRC, circulated the Draft Administrative Provisions on December 24, 2021. The Draft Administrative Provisions require that a PRC domestic company seeking to directly or indirectly offer or list its securities overseas complete the filing procedures of and submit the relevant information to the CSRC. On the same day, the CSRC circulated the Draft Filing Measures, which stipulate the standards for a PRC domestic company to indirectly offer and list its securities overseas, the parties responsible for such filing and the filing procedures. The comment period for the Draft Administrative Provisions and the Draft Filing Measures expired on January 23, 2022. Both drafts require PRC domestic companies that seek to offer and list securities in overseas markets to conduct filings with the CSRC and submit filing documents including cybersecurity review related documents (if applicable).

Securities and Exchange Commission

May 2, 2022

Since July 2, 2021, the Cybersecurity Review Office has been conducting a cybersecurity review of the Company and urging it to carry out rectification measures. Pursuant to the relevant laws and regulations, especially the aforementioned newly promulgated cybersecurity, data security and personal data and privacy protection related laws and regulations, the Company has conducted a series of rectification measures, including (i) further improving internal management mechanisms and procedures for cybersecurity, data security and personal data and privacy protection, (ii) clearly disclosing the rules on personal information collection to users, including the purposes, means and scopes of collection and use of personal information, and (iii) conducting self-examination and self-rectification to review the authorization, collection and scope of user data and conduct necessary cleanups in accordance with laws and regulations in a compliant manner and to ensure that users’ personal information and data are processed in a legal and compliant manner. In addition, the Company has formulated an internal management mechanism in terms of data security and storage, algorithm transparency and users’ right of free choice, so as to enhance employees’ attention to and awareness of this. Meanwhile, the Company has organized and conducted education and training programs for employees regarding such matters as information network security, data security and storage, and user personal information protection, and strengthened employees’ awareness of legal compliance with respect to information network security and application.

Based on its understanding of the currently effective laws and regulations, as well as the most recent drafts of laws and regulations released for public comment and communication with the relevant cybersecurity review regulatory authorities, the Company has concluded that the Company needs to complete the cybersecurity review and rectification in order to resume normal operations, and that if the Company does not delist from the NYSE, the Company will not be able to complete the cybersecurity review and rectification. In addition, pursuant to the currently effective laws and regulations, as well as the most recent drafts of laws and regulations released for public comment, if the Company seeks a listing on another internationally recognized exchange, including the Hong Kong Stock Exchange, or to offer securities overseas in the future, the Company will be required to complete filings with the relevant regulatory authorities, under which circumstances cybersecurity review would be a prerequisite for such filings. Therefore, the Company strongly believes that this course of action would be most beneficial to its shareholders in that it would enable the Company to resume normal operations, restore its businesses and improve its business performance. After the Company resumes normal operations, the Company may then seek a listing on another stock exchange. In light of the above, the Company is of the view that it is most beneficial to its shareholders for the Company to delist and complete any necessary rectification measures as soon as practicable.

•	Discuss in greater detail the risks associated with delisting from the New York Stock Exchange and potential trading on the OTC Pink Sheets.

The Company confirms that it will discuss the risks associated with the delisting of the ADSs (the “Delisting”) from the New York Stock Exchange (the “NYSE”) and potential trading on the OTC Pink Sheets in greater detail in a current report on Form 6-K (the “New Form 6-K”) to be furnished prior to the EGM in May. The Company proposes to include the disclosure substantially in the form below in the New Form 6-K:

Securities and Exchange Commission

May 2, 2022

“In order to better cooperate with the cybersecurity review and rectification measures, the Company will not apply for listing of its shares on any other stock exchange before completion of the Delisting. After the Delisting, whether or not the Company’s ADSs or ordinary shares trade on OTC Pink Sheets will depend on the actions of shareholders and independent third parties, without the Company’s involvement. Even if the Company’s ADSs or ordinary shares are traded on OTC Pink Sheets, the Company expects that the trading volume will be significantly lower than it has been on the NYSE. Therefore, the Company expects that there will be much less liquidity in the ADSs after the Delisting, which may increase the volatility in any quoted market prices and materially and adversely affect the value of the ADSs. If no market develops on OTC Pink Sheets or otherwise, you may be unable to find a buyer for the ADSs or ordinary shares and may be forced to hold the securities indefinitely with no practicable means of recouping any significant part of your investment.”

•	In light of your announcement on December 3, 2021, furnished on Form 6-K, to delist “while ensuring that ADSs will be convertible into freely tradeable shares of the Company on another internationally recognized stock exchange” and your intent to pursue a listing on the Main Board of the Hong Kong stock exchange, explain why your stated plans have changed and clarify your expectations for liquidity in the future for your ADSs.

Please refer to the response in the first bullet of this comment for the reasons why the Company’s plan for delisting has changed.

Given that the Company has been subject to cybersecurity review by the relevant regulatory authorities, if the Company does not complete the cybersecurity review and the relevant rectification measures, then the Company cannot offer and list its securities in overseas markets. In light of this, the Company decided to change the proposed listing plan it had announced on December 3, 2021 and to seek a listing on another internationally recognized exchange (including the Hong Kong Stock Exchange) in order to increase the liquidity of the Company’s ADSs only after completing its cybersecurity review and rectification measures.

2.	We further note that the “beneficial owners of Class B ordinary shares of the Company have informed the Company that they will vote on a one vote per share basis at the EGM, same as holders of Class A ordinary shares.” Please disclose, if true, that shareholder approval of the delisting of ADSs is not required under Cayman Islands law or NYSE’s listing standards and that this is an advisory vote. Explain your plans if a sufficient number of shares do not vote in favor of the delisting. For example, clarify whether the Company will continue to pursue a voluntary delisting even if shareholders do not vote in favor. Additionally, please discuss any associated ramifications that such a vote may have on the cybersecurity review and, if the Company doesn’t continue to pursue a voluntary delisting, the ramifications and risks on the Company’s business and operations. Also, discuss in greater detail the number of shares outstanding, the percentage of votes of the Class B ordinary shareholders and their voting intentions at the extraordinary general meeting, if known. Specifically state, if true, that you have instructed the Depositary to distribute the notice of meeting and proxy, consistent with Section 4.8 of the Depositary Agreement.

Securities and Exchange Commission

May 2, 2022

The Company considers the general meeting of the Company’s shareholders to be an important decision-making body of the Company, and the results of a shareholder vote are legally binding on the Company. The resolutions in which the board of directors of the Company (the “Board”) approved the Delisting clearly stipulate that the resolutions only come into effect after they have been approved by the shareholders at an extraordinary general meeting (an “EGM”). Without shareholder approval, the approval of the Delisting in the board resolutions does not become effective. For this reason, although the Board voluntarily called the EGM, the Company does not view the shareholder vote as being advisory.

Under Cayman Islands law and the listing standards of the NYSE, the Delisting can be approved by a board resolution. The Board, on the basis of its board resolution, called an EGM for shareholders to determine whether to approve the Board’s resolution on the Delisting. The Board believes that calling an EGM to approve the Delisting is in compliance with Cayman Islands law and is in the best interests of the Company and all shareholders. The Company believes that the Company clearly expressed the importance of shareholder approval in the EGM notice that was issued on April 16, 2022.

If the Company has sufficient information that the shareholders do not support the Delisting under current circumstances, the Board may use its powers under Cayman Islands law and Section 72 of the Company’s Eleventh Amended and Restated Memorandum of Association to postpone the EGM to a future date, to give the shareholders more time to consider the circumstances facing the Company and the Board’s recommendation in light of those circumstances. In the meanwhile, the shareholders would continue to have access to updated information provided by the Company from time to time through SEC filings, press releases, and other available forms of communication, in compliance with the U.S. securities laws. The Board would continue to evaluate the circumstances facing the Company and shareholder sentiment regarding the Delisting while considering whether and when to convene a postponed EGM.

Securities and Exchange Commission

May 2, 2022

Please refer to the response in the first bullet point of the first comment regarding the ramifications and risks for the Company’s business and operations if the Company does not continue to pursue a voluntary delisting.

The Company notes the Staff’s comment for the Company to discuss in greater detail the number of shares outstanding, the percentage of votes of the Class B ordinary shareholders and their voting intentions at the extraordinary general meeting. In response to the Staff’s comment, the Company proposes to include the disclosure substantially in the form below in the New Form 6-K:

“As of April 28, 2022, the Company had 1,213,509,469 ordinary shares outstanding, comprising of 1,096,173,633 Class A ordinary shares (excluding 13,260,281 Class A ordinary shares that were repurchased by the Company and not yet cancelled or were issued to the Company’s depositary bank for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plans) and 117,335,836 Class B ordinary shares. Mr. Will Wei Cheng (“Mr. Cheng”) and Ms. Jean Qing Liu (“Ms. Liu”), who as of the Record Date have the power to vote all of the Company’s issued Class B ordinary shares, have informed the Company that they will vote all of the Class B ordinary shares on a one vote per share basis at the EGM, the same as holders of the Company’s Class A ordinary shares. The Class B ordinary shares issued and outstanding as of the Record Date would constitute 9.67% of the aggregate voting power of the Company’s total issued and outstanding shares as of April 28, 2022, when calculated on a one vote per share basis. Mr. Cheng and Ms. Liu intend to vote in favor of the resolution set out in the EGM notice that was issued on April 16, 2022.”

In response to the Staff’s comment on whether the Company has instructed the Depositary to distribute the notice of meeting and proxy, the Company respectfully advises the Staff that it instructed the Depositary on April 29, 2022 in accordance with Section 4.8 of the Depositary Agreement to distribute the notice of meeting and proxy card, and the Depositary will distribute such notice and proxy card to the Company’s ADS holders in early May.

3.	We note that Section 63 of your Eleventh Amended and Restated Memorandum of Association states that the notice shall specify “the place of the meeting… the day and the hour of the meeting and the general nature of the business.” Aside from the Notice of Extraordinary Meeting provided as Exhibit 99.2 to your Form 6-K, you have not provided a proxy statement that explains the reasons for shareholder action. Advise what consideration was given to providing a more detailed notice or proxy statement that discusses all material issues surrounding or associated with delisting. In doing do, please advise regarding any Cayman Islands requirements to provide a proxy statement or similar information to shareholders.

Securities and Exchange Commission

May 2, 2022

The law of the Cayman Islands does not impose any requirements on the contents of the notice of the meeting beyond what Section 63 of the Company’s Eleventh Amended and Restated Memorandum of Association requires. In particular, it does not require that a proxy statement or similar information be provided to shareholders. Regarding the information that will be available to shareholders prior to the EGM, the Company respectfully informs the Staff that it expects to file its annual report on Form 20-F (the “Annual Report”) on May 2, 2022, three weeks prior to the date scheduled for the EGM. The Company believes that the Annual Report will provide holders of the Company’s ordinary shares and ADSs with the information required to make an informed decision. The New Form 6-K will further draw the attention of shareholders and ADS holders to the availability of the Annual Report and will include information from the Annual Report on the material issues surrounding or associated with the proposed Delisting.

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Securities and Exchange Commission

May 2, 2022

Very truly yours,

/s/ Will Wei Cheng
Will Wei Cheng
Chief Executive Officer